





Johnson Institutional Intermediate Bond Fund

The investment objective for the Johnson Institutional Intermediate Bond Fund is to provide a high level of income over the long-term consistent with the preservation of capital. The Fund's strategy is to provide a diversified portfolio of dollar denominated, investment grade rated bonds with aggregate return, risk, and income characteristics similar to intermediate maturity bonds, generally between 1 and 10 years. Our disciplined approach emphasizes quality credit securities and a portfolio average duration that is between 80-120% of the Barclays Intermediate GC Index. We understand that income drives returns in the long-term and that fixed income investments should behave like bonds, especially during periods of stress. Rigorous fundamental credit analysis drives sector and security diversification, focusing on relative value available in the marketplace. Our process does not focus on interest rate anticipation, but instead combines the best of a macro and micro strategy to build attractive bond portfolios.

Performance
-0.9%
-0.6%
0.6%
0.8%
1.6%
1.7%
2.0%
1.6%
3.1%
2.8%
4.5%
4.0%
Quarter
YTD
1 Year
3 Year
5 Year
10 Year

Sector Allocation
Treasury
Agency
MBS
Industrial
Utility
Finance
Non-Corp
Munis
0%
10%
20%
30%
40%
50%
60%

Johnson
Intermediate G/C Index

Quality Allocation
Gov't
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%

Fund Profile	
Ticker	JIBEX
Average Quality	A+
Average Duration (yrs)	3.74
Yield to Maturity	2.03%
Number of Holdings	83

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Fund is a no-load fund and has no 12b-1 fees. The net expense ratio is 0.234% as of the Fund's most recent prospectus dated May 1, 2015. For more information, please read the prospectus carefully. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.







All information as of June 30, 2015

Johnson Institutional Short Duration Bond Fund

The investment objective for the Johnson Institutional Short Duration Bond Fund is to provide a high level of income over the long-term consistent with the preservation of capital. The Fund's strategy is to provide a diversified portfolio of dollar denominated, investment grade rated bonds with aggregate return, risk, and income characteristics similar to 1 to 3 year bonds. Our disciplined approach emphasizes quality credit securities with maturities less than 5 years and a portfolio average duration between 1 and 3 years. We understand that income drives returns in the long-term and that fixed income investments should behave like bonds, especially during periods of stress. Rigorous fundamental credit analysis drives sector and security diversification, focusing on relative value available in the marketplace. Our process does not focus on interest rate anticipation, but instead combines the best of a macro and micro strategy to build attractive bond portfolios.

Performance

0.0%
0.1%
0.7%
0.7%
0.7%
0.9%
1.1%
1.0%
1.6%
1.2%
3.3%
2.8%
Quarter
YTD
1 Year
3 Year
5 Year
10 Year

Sector Allocation

Treasury
Agency
MBS
Industrial
Utility
Finance
Non-Corp
Munis
0%
10%
20%
30%
40%
50%
60%

Quality Allocation

Gov't
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%
70%

Johnson
Merrill Lynch 1-3 year Gov't/Credit Index

Fund Profile	
Ticker	JIBDX
Average Quality	A+
Average Duration (yrs)	1.81
Yield to Maturity	1.22%
Number of Holdings	75

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Fund is a no-load fund and has no 12b-1 fees. The net expense ratio is 0.234% as of the Fund's most recent prospectus dated May 1, 2015. For more information, please read the prospectus carefully. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.